[GRAPHIC OMITTED] Ahold

                                                                   PRESS RELEASE

AHOLD RECEIVES COURT APPROVAL OF SETTLEMENT OF SECURITIES CLASS ACTION IN THE UNITED STATES

Amsterdam, the Netherlands, June 17, 2006 - Ahold today announced that the United States District Court for the District of Maryland, located in Baltimore, Maryland, has entered a final order and judgment approving Ahold's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation."

Under the terms of the agreement in the securities class action, the lead plaintiffs in the securities class action agree to settle all claims against Ahold in the securities class action for the sum of USD 1.1 billion
(EUR 937 million). The settlement covers Ahold, its subsidiaries and affiliates, the individual defendants and the underwriters.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected amount of the settlement of the securities class action and expectations that the court order will become final, as well as the expected timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, the risks that the court order would be successfully reversed on appeal, that a request for reconsideration would be granted, Ahold's ability to defend itself, actions of courts, government regulators and law enforcement agencies, and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, expect as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

                                                                         2006017

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